Exhibit 107
Exhibit Fee Table

Calculation of Filing Fee Tables
SCHEDULE 14A
(Form Type)
CHARAH SOLUTIONS, INC.
(Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee
Fees to Be Paid	$91,042,937.16	(1)	0.00011020	$10,032.93	(2)
Fees Previously Paid	–			–
Total Transaction Valuation	$91,042,937.16
Total Fees Due for Filing				$10,032.93
Total Fees Previously Paid				–
Total Fee Offsets				–
Net Fee Due				$10,032.93
(1)
Aggregate number of securities to which transaction applies: As of May 22, 2023, the maximum number of shares of Company common stock to which this transaction applies is estimated to be 13,642,789, which consists of (a) 3,424,297 shares of Company Common Stock entitled to receive the Common Per Share Merger Consideration of $6.00; (b) 38,628 shares of Company Common Stock underlying outstanding restricted stock units entitled to receive the Common Per Share Merger Consideration of $6.00; (c) 34,004 shares of Company Common Stock underlying outstanding performance share units entitled to receive the Common Per Share Merger Consideration of $6.00; (d) 26,000 shares of Series A Preferred Stock entitled to receive $1,000 in cash plus the aggregate amount of all accrued and unpaid dividends on such share of Series A Preferred Stock as of the Effective Time and (e) 30,000 shares of Series B Preferred Stock entitled to receive $1,000 in cash.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of May 22, 2023, the underlying value of the transaction was calculated based on the sum of (a) the product of 3,424,297 shares of Company Common Stock and the Common Per Share Merger Consideration of $6.00; (b) the product of 38,628 shares of Company Common Stock underlying outstanding restricted stock units and the Common Per Share Merger Consideration of $6.00; (c) the product of 34,004 shares of Company Common Stock underlying outstanding performance share units and the Common Per Share Merger Consideration of $6.00; (d) the product of 26,000 shares of Series A Preferred Stock and the product of $1,000 in cash plus the aggregate amount of all accrued and unpaid dividends on each share of Series A Preferred Stock as of the Effective Time (assuming, solely for purposes of calculating the filing fee, that the “Effective Time” occurs on July 31, 2023, in which case the aggregate amount of all such accrued and unpaid dividends on each share of Series A Preferred Stock would equal $1,540.82) and (e) the product of 30,000 shares of Series B Preferred Stock and $1,000. In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.00011020.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims		–	–	–		–
Fee Offset Sources	–	–	–		–		–